EXHIBIT 20.1

MBIA   MBIA INC.                                                    NEWS RELEASE
       113 King Street
       Armonk, NY 10504
       914 273 4545


       contact:  Michael C. Ballinger                      FOR IMMEDIATE RELEASE
                 (914) 765-3893                            ---------------------


MBIA INC.  REPORTS 17 PERCENT  INCREASE IN THIRD  QUARTER NET INCOME,  EXCLUDING
--------------------------------------------------------------------------------
$16.9 MILLION AFTER-TAX CHARGE FOR MERGER-RELATED EXPENSES
----------------------------------------------------------

ARMONK, New York -- November 3, 1998 -- MBIA Inc. (NYSE: MBI), holding company for MBIA Insurance Corporation, reported today that third quarter net income increased 17 percent to $125.1 million, excluding a $16.9 million after-tax charge for merger-related expenses for 1838 Investment Advisors, the remaining costs of other merger-related activities and reorganization expenses to streamline operations and reduce future operating costs. Including the charge, third quarter net income increased 2 percent to $108.2 million from $106.6 million in last year's third quarter.

Diluted earnings per share, excluding the $0.17 per share merger-related charge, were $1.25, an increase of 17 percent from $1.07. Including the charge, third quarter diluted earnings per share were $1.08, up 1 percent. Diluted operating earnings were $1.16 per share, up 13 percent from $1.03 per share.

On July 31, MBIA Inc. announced that it completed the merger of its investment business with 1838 Investment Advisors, an asset management firm with over $6 billion of assets under management. Accordingly, 1997 and 1998 financial results have been restated to reflect the merger, which has been accounted for as a "pooling of interests."

For the first nine months of 1998, net income increased 9 percent to $329.4 million from $303.2 million in the same 1997 period. Diluted earnings per share grew 6 percent to $3.29 from $3.10. Excluding one-time after-tax charges of $36.1 million, or $0.36 per share, net income increased 21 percent to $365.5

                                     MBIA


million and diluted earnings per share rose 18 percent to $3.65. Diluted operating earnings were $3.42 per share, a 14 percent increase from $3.01.

Third quarter core diluted earnings, which exclude the net income effects of capital gains, premiums earned from refunded issues and non-recurring items such as merger-related charges were $1.07 per share, an 11 percent increase over $0.96 in the same quarter last year. Core diluted earnings for the first nine months of 1998 rose 13 percent to $3.14 per share from $2.78.

Book value per share as of September 30 grew 16 percent to $38.06 from $32.68 a year ago. Adjusted book value per share for the same period increased 13 percent to $52.71 from $46.53. Adjusted book value includes the after-tax effects of deferred premiums, less deferred acquisition costs, the present value of future installment premiums, and unrealized gains/losses on investment contract liabilities.

David H. Elliott, chairman and chief executive officer, said, "We are pleased with our third quarter performance as the company continues to report strong financial and operating results. Global turmoil in the credit markets has resulted in a flight to quality and record demand for our guarantee in the municipal, structured finance and international markets. We are well positioned to capitalize on strong growth opportunities in our financial guarantee and financial services businesses."

Regarding MBIA's exposure to a Philadelphia hospital group which filed for bankruptcy, MBIA expects that any anticipated losses arising from the Delaware Valley Obligated Group (DVOG) will be fully covered by reinsurance. As a result, the company's third quarter earnings have not been affected by the bankruptcy.

INSURANCE OPERATIONS
MBIA insurance operations guaranteed $32.9 billion of par value in the third quarter, an increase of 23 percent over the $26.8 billion of par insured in the 1997 third quarter. For the first nine months, MBIA insured par value rose 38 percent to $91.1 billion compared with $65.9 billion in the same period last year.

                                     MBIA


Total new issue municipal volume in the third quarter was $57.3 billion, a 10 percent increase from $52.4 billion in last year's third quarter. The insured portion of the new issue market was a record 62 percent. MBIA's share of the insured new issue market was 40 percent.

For the third quarter, MBIA insured $16.4 billion of par value in the domestic new issue and secondary municipal markets, a 40 percent increase from $11.8 billion insured in the 1997 third quarter.

For the first nine months of 1998, total new issue municipal volume was $195.4 billion, a 42 percent increase from $137.9 billion in the same 1997 period. The insured portion of the new issue market in this period was 56 percent. MBIA was the market share leader in the period with a 37 percent share.

For the first nine months, MBIA insured $45.0 billion of municipal bonds in the domestic new issue and secondary markets, a 29 percent increase from the $34.8 billion of a year ago.

In the domestic new issue and secondary structured finance markets, which include mortgage-backed and asset-backed transactions, MBIA insured $13.4 billion of par value in the third quarter, an increase of 13 percent from the $11.9 billion insured in the same period last year. For the first nine months of 1998, MBIA's structured finance volume rose 39 percent to $34.6 billion compared with $25.0 billion in the first nine months of 1997.

In addition, MBIA insured $1.5 billion of securities internationally in the third quarter compared with $2.4 billion in last year's third quarter. For the first nine months, MBIA's international volume was $8.3 billion compared with $4.3 billion in the same period last year, an increase of 94 percent.

                                     MBIA


Gross premiums written for the third quarter were $167.4 million compared with $146.9 million in the year ago quarter, a 14 percent increase. For the first nine months, gross premiums written increased 11 percent to $486.7 million from $439.8 million in the same period in 1997. Gross premiums written consist of premiums received for business originated in the current period, assumed premiums for international and other reinsurance transactions, and installment premiums received for current- and prior-period business.

Adjusted gross premiums, which consist of both upfront premiums written and the present value of estimated installment premiums for new business writings, were $203.4 million in the third quarter, a 10 percent increase over $185.5 million in the same 1997 period. Adjusted gross premiums for the first nine months increased 15 percent to $587.5 million from $510.8 million last year.

Premiums earned during the third quarter were $105.6 million compared with $87.7 million in the same period in 1997. These amounts include $16.3 million and $12.5 million, respectively, of premiums earned from refundings. For the first nine months of 1998, premiums earned were $308.9 million compared with $256.5 million in last year's comparable period, including $48.9 million and $38.3 million, respectively, of premiums earned from refundings. On a per share basis, the net income effect of refunding activity, including related expense recognition, was $0.09 for the 1998 third quarter compared with $0.07 in the 1997 third quarter. This impact was $0.28 for the first nine months of 1998 compared with $0.23 in the same period last year.

In the third quarter of 1998, fee revenues recognized rose 6 percent to $4.7 million from $4.4 million. For the first nine months, fee revenues recognized increased 43 percent to $18.1 million from $12.6 million in last year's comparable period.

INVESTMENT MANAGEMENT SERVICES
For the third quarter, investment management services revenues, excluding realized gains and losses, increased 38 percent to $16.0 million from $11.6 million. For the first nine months, revenues from investment management services

                                     MBIA


were $44.3 million compared with $35.0 million, a 27 percent increase. These amounts include the results of 1838 Investment Advisors.

The market value of average assets under management for the company's investment management businesses was $22.1 billion in the third quarter. These amounts include assets owned by MBIA Inc. and it subsidiaries, MBIA Insurance Corporation and MBIA Investment Management Corp., as well as assets managed for pooled public funds and for institutional client portfolios.

CONSOLIDATED FINANCIAL RESULTS
Net investment income, excluding net realized capital gains and amounts earned from the company's municipal investment agreement business, increased 9 percent for the third quarter to $84.1 million from $77.0 million in 1997's third quarter. For the first nine months of 1998, net investment income increased 12 percent to $247.2 million from $221.4 million in the same period in 1997. As of September 30, MBIA's investment portfolio, including fixed-income securities related to its municipal investment agreement business, increased 14 percent to $9.8 billion compared with $8.6 billion a year ago. As of September 30, assets supporting the investment agreement business grew to $3.6 billion from $3.2 billion a year ago. The average quality of all fixed-income investments continues to be Double-A.

Third quarter total revenues rose 21 percent to $236.0 million from $195.3 million in the third quarter of 1997. For the first nine months, total revenues were $685.0 million, up 24 percent from $553.8 million in the first nine months of 1997. Revenues are the sum of premiums earned, total investment income, investment management services fees and other revenues.

Total expenses for the third quarter and first nine months were $92.4 million and $252.3 million, respectively, compared with $58.1 million and $166.0 million in the same periods last year. The increase in expenses for 1998 is primarily due to the pre-tax merger-related charges of $26.0 million and $55.5 million taken in the third quarter and nine month periods.

                                     MBIA


Computed on a statutory basis as of September 30, MBIA Insurance Corporation's unearned premium reserve was $2.3 billion, and its capital base (consisting of capital, surplus and contingency reserve) was $3.6 billion. Aggregate policyholders' reserves were $5.9 billion compared with $5.2 billion a year ago.


OTHER CORPORATE DEVELOPMENTS
On September 3, MBIA Inc. announced that its joint venture, MBIA-AMBAC International, intends to form a strategic alliance with two of Japan's largest non-life insurance companies, Mitsui Marine and Fire Insurance Co. Ltd. and The Yasuda Fire and Marine Insurance Co. Ltd. The alliance will provide financial guarantee insurance to Japanese issuer and investor clients. To support this effort, MBIA-AMBAC announced that it has opened a representative office in Tokyo.

MBIA Inc., through its subsidiaries, is the world's preeminent financial guarantor and a leading provider of specialized financial services. MBIA provides innovative and cost-effective products and services that meet the credit enhancement, financial and investment needs of its public and private sector clients, domestically and internationally. MBIA Insurance Corporation has a claims-paying rating of Triple-A from Moody's Investors Service, Standard & Poor's Ratings Services, Fitch IBCA, and Japan Rating and Investment Information, Inc. Please visit MBIA's web site at http://www.mbia.com.

                                       # #

This news release contains forward-looking statements. Important factors such as general market conditions and the competitive environment could cause actual results to differ materially from those projected in these forward-looking statements. The company undertakes no obligation to revise or update any forward-looking statements to reflect changes in events or expectations or otherwise.
                                                                    Page 6 of 10

                         MBIA INC. AND SUBSIDIARIES (1)(2)
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                 (dollars in thousands except per share amounts)

                                                      THREE MONTHS ENDED                    NINE MONTHS ENDED
                                                          SEPTEMBER 30                        SEPTEMBER 30
                                              ------------------------------------------------------------------------
                                                    1998              1997                1998               1997
                                              ---------------    --------------     ----------------    --------------
REVENUES
     Insurance:
       Gross premiums written                       $167,355          $146,941            $ 486,745         $ 439,791
       Ceded premiums                                (27,498)          (23,632)             (69,111)          (63,066)
                                              ---------------    --------------     ----------------    --------------
          Net premiums written                       139,857           123,309              417,634           376,725
       Increase in deferred premium revenue          (34,214)          (35,622)            (108,773)         (120,206)
                                              ---------------    --------------     ----------------    --------------
          Premiums earned                            105,643            87,687              308,861           256,519
       Net investment income                          84,067            77,027              247,195           221,421
       Net realized gains                              9,089             6,119               22,981            11,776
       Advisory fees                                   4,696             4,411               18,135            12,640
     Investment management services:
       Income                                         16,047            11,619               44,332            34,954
       Net realized gains                              4,787               391               11,879             2,043
     Other                                            11,657             8,063               31,602            14,432
                                              ---------------    --------------     ----------------    --------------
          Total revenues                             235,986           195,317              684,985           553,785
                                              ---------------    --------------     ----------------    --------------

EXPENSES
     Insurance:
       Losses and loss adjustment                      9,028             6,420               24,613            17,554
       Policy acquisition costs, net                   6,869             8,377               25,324            26,205
       Operating                                      20,762            19,508               54,223            56,398
     Investment management services                    8,614             7,234               25,401            21,494
     Interest                                         10,974            10,303               31,959            28,216
     Other                                            36,159             6,281               90,745            16,142
                                              ---------------    --------------     ----------------    --------------
          Total expenses                              92,406            58,123              252,265           166,009
                                              ---------------    --------------     ----------------    --------------
Income before income taxes                           143,580           137,194              432,720           387,776

Provision for income taxes                            35,337            30,642              103,343            84,575
                                              ---------------    --------------     ----------------    --------------
NET INCOME                                          $108,243         $ 106,552             $329,377          $303,201
                                              ===============    ==============     ================    ==============
NET INCOME PER COMMON SHARE:
     BASIC                                        $     1.09        $     1.09           $     3.33        $     3.15
     DILUTED                                      $     1.08        $     1.07           $     3.29        $     3.10

Weighted average number
 of common shares outstanding:
     Basic                                        99,098,611        98,008,870           98,882,373        96,398,516
     Diluted                                     100,230,622        99,329,666          100,171,148        97,839,020

 (1) All data retroactively adjusted to reflect the mergers with CapMAC Holdings, Inc. effective February 17, 1998 and 1838 Investment Advisors effective July 31, 1998.

 (2) Common share data retroactively adjusted to reflect the two-for-one stock split effective October 1, 1997 and FAS 128.

                        MBIA INC. AND SUBSIDIARIES (1)(2)
                           CONSOLIDATED BALANCE SHEETS
                           ---------------------------
                 (dollars in thousands except per share amounts)

                                                   SEPTEMBER 30, 1998   DECEMBER 31, 1997   SEPTEMBER 30, 1997
                                                  -------------------  ------------------  -------------------

ASSETS
Investments:
    Fixed-maturity securities held as
      available-for-sale at fair value (amortized
      cost $5,454,390, $4,936,760 and $4,846,416)    $ 5,842,968          $ 5,211,311           $5,063,222
    Short-term investments                               318,335              303,898              249,875
    Other investments                                     67,468               51,693               52,276
                                                    -------------        -------------        -------------
                                                       6,228,771            5,566,902            5,365,373
    Municipal investment agreement portfolio held
      as available-for-sale at fair value (amortized
      cost $3,400,764, $3,241,703 and $3,149,589)      3,572,835            3,341,394            3,213,175
                                                    -------------        -------------        -------------
      Total investments                                9,801,606            8,908,296            8,578,548

Cash and cash equivalents                                 35,330               26,296               16,773
Securities borrowed or purchased
    under agreements to resell                           561,763              472,963              369,401
Accrued investment income                                114,094              121,090              111,752
Deferred acquisition costs                               236,768              216,165              210,215
Prepaid reinsurance premiums                             295,175              289,508              253,907
Reinsurance recoverable on unpaid losses                 170,000                  ---                  ---
Goodwill - net                                           135,478              121,642              123,600
Property and equipment - net                              73,565               66,709               63,520
Receivable for investments sold                           23,961               13,435               54,023
Other assets                                             218,887              148,887              133,932
                                                    -------------        -------------        -------------
      Total assets                                   $11,666,627          $10,384,991           $9,915,671
                                                    =============        =============        =============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
    Deferred premium revenue                         $ 2,205,690          $ 2,090,460           $1,989,628
    Loss and loss adjustment expense reserves (3)        282,044              103,061               88,635
    Municipal investment agreements                    2,412,500            1,974,165            1,937,162
    Municipal repurchase agreements                      991,519            1,177,022            1,119,528
    Long-term debt                                       638,967              488,878              488,849
    Short-term debt                                          ---               20,000               20,000
    Securities loaned or sold
      under agreements to repurchase                     579,363              606,263              502,301
    Deferred income taxes                                376,091              298,498              268,574
    Deferred fee revenue                                  45,558               48,126               44,154
    Payable for investments purchased                    126,514               44,007               70,361
    Other liabilities                                    234,563              172,999              167,519
                                                    -------------        -------------        -------------
       Total liabilities                                7,892,809            7,023,479            6,696,711
                                                    -------------        -------------        -------------
Shareholders' Equity:
    Common stock                                          99,324               98,754               98,650
    Additional paid-in capital                         1,159,024            1,133,950            1,133,524
    Retained earnings                                  2,162,768            1,901,608            1,819,006
    Accumulated other comprehensive income-net           362,015              236,095              176,080
    Unallocated ESOP shares                              (4,083)              (4,083)              (4,550)
    Unearned compensation - restricted stock             (4,595)              (4,812)              (3,750)
    Treasury stock                                         (635)                  ---                  ---
                                                    -------------        -------------        -------------
      Total shareholders' equity                       3,773,818            3,361,512            3,218,960
                                                    -------------        -------------        -------------
      Total liabilities and shareholders' equity     $11,666,627          $10,384,991           $9,915,671
                                                    =============        =============        =============
      Book value per share                           $     38.06          $     34.09           $    32.68
                                                    =============        =============        =============

(1)  All  data  retroactively  adjusted  to  reflect  the  mergers  with  CapMAC
     Holdings, Inc. effective February 17, 1998 and 1838 Investment Advisors effective July 31, 1998.

(2) Common share data retroactively adjusted to reflect the two-for-one stock split effective October 1, 1997 and FAS 128.

(3)  Includes net case reserves                      $   198,473          $    25,215           $   20,817

                       MBIA INC. AND SUBSIDIARIES (1) (2)


COMPONENTS OF CORE EARNINGS PER SHARE (3)

                                     THREE MONTHS ENDED      NINE MONTHS ENDED
                                        SEPTEMBER 30           SEPTEMBER 30
                                   ----------------------  --------------------
                                      1998        1997       1998       1997
                                   --------    --------   --------   --------

Reported earnings per share          $1.08       $1.07      $3.29      $3.10

   Realized gains                     0.09        0.04       0.23       0.09
   One-time merger charge            (0.17)        ---      (0.36)       ---
                                   --------   ---------    ------    --------
Operating earnings per share (4)      1.16        1.03       3.42       3.01

   Earnings from refunded issues      0.09        0.07       0.28       0.23
                                   --------   --------    -------    --------

Core earnings per share(4)           $1.07       $0.96      $3.14      $2.78
                                   ========   ========    =======    ========



COMPONENTS OF ADJUSTED BOOK VALUE PER SHARE

                                      SEPTEMBER 30,  DECEMBER 31,  SEPTEMBER 30,
                                         1998            1997          1997
                                      ------------   ------------  -------------

Book value                              $38.06          $34.09       $32.68

After-tax value of:
   Net deferred premium revenue,
       net of DAC                        10.97           10.45        10.07
   Present value of future
       installment premiums               4.09            3.54         3.52
   Unrealized (loss) gain on
       investment contract
       liabilities                       (0.41)           0.11         0.26
                                       --------        --------  -----------

Adjusted book value                     $52.71          $48.19       $46.53
                                       ========        ========  ===========

   (1) All data retroactively adjusted to reflect the mergers with CapMAC Holdings, Inc. effective February 17, 1998 and 1838 Investment Advisors effective July 31, 1998.

   (2) Common share data retroactively adjusted to reflect the two-for-one stock split effective October 1, 1997 and FAS 128.

   (3) Based on weighted average diluted common shares.

   (4) Amounts may not add due to rounding.

                           MBIA INC. AND SUBSIDIARIES

                        COMBINED INSURANCE OPERATIONS (1)


SELECTED FINANCIAL DATA COMPUTED ON A STATUTORY BASIS:

                              (dollars in millions)

                                          SEPTEMBER 30, 1998  DECEMBER 31, 1997  SEPTEMBER 30, 1997
                                          ------------------  -----------------  ------------------

     Capital and surplus                       $  2,203.7         $  1,951.5          $  1,902.9
     Contingency reserve                          1,374.7            1,187.9             1,123.8
                                             -------------     --------------      --------------

         Capital base                             3,578.4            3,139.4             3,026.7

     Unearned premium reserve                     2,331.1            2,193.4             2,130.2
     Loss and loss adjustment
       expense reserves                              28.3               15.2                10.7
                                             -------------     --------------      --------------

         Total policyholders' reserves            5,937.8            5,348.0             5,167.6

     Present value of installment
       premiums                                     624.0              536.9               533.8

     Standby line of credit/stop loss               900.0              900.0               900.0
                                             -------------     --------------      --------------

         Total claims-paying resources         $  7,461.8         $  6,784.9          $  6,601.4
                                             =============     ==============      ==============


     Net debt service outstanding              $597,350.1         $513,735.9          $493,642.5

     Capital ratio (2)                              167:1              164:1               163:1

     Claims-paying ratio (3)                         93:1               88:1                87:1


(1) 1997 represents MBIA Insurance Corporation Consolidated and Capital Markets Assurance Corporation combined.

 (2) Net debt service outstanding divided by capital base.

 (3) Net debt service outstanding divided by the sum of capital base, unearned premium reserve (after tax), loss and loss adjustment expense reserves, present value of installment premiums (after-tax) and standby line of credit/stop loss.